

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2022

Justin M. Hall, Esq.
Chief Executive Officer and General Counsel
NovaBay Pharmaceuticals, Inc.
2000 Powell Street, Suite 1150
Emeryville, CA 94608

   Re: NovaBay Pharmaceuticals, Inc.
     Registration Statement on Form S-1
     Filed February 4, 2022
     File No. 333-262550

Dear Mr. Hall:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Daniel Crawford at 202-551-7767 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Abby E. Brown, Esq.